UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

March 11, 2015

Date of Report (Date of earliest event reported)

CYPRESS SEMICONDUCTOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1– 10079	94-2885898
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

198 Champion Court

San Jose, California 95134-1599

(Address of principal executive offices)

(408) 943-2600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Supplemental Indenture

On March 12, 2015, Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), entered into a Supplemental Indenture (the “Supplemental Indenture”) by and among Spansion LLC, a Delaware limited liability company (the “Issuer”), Spansion Inc., a Delaware corporation (“Spansion”), Spansion Technology LLC, a Delaware limited liability company (“Spansion Technology,” and together with Spansion and any other guarantors from time to time, the “Indenture Guarantors”), Cypress and Wells Fargo Bank, National Association, a national banking association organized under the laws of the United States, as trustee (the “Trustee”) under that certain Indenture, dated as of August 26, 2013, between the Issuer, Spansion, Spansion Technology and the Trustee (the “Indenture”), pursuant to which the Issuer issued its 2.00% Exchangeable Senior Notes due 2020 (the “Notes”).

The Supplemental Indenture effects certain amendments to the Indenture in connection with the Merger (as defined below) which will, among other things, amend the exchange right of the Notes so that at and after the effective time of the Merger, the holder of each Note outstanding as of the effective time of the Merger shall have the right to exchange each $1,000 principal amount of such Note into the number of shares of Cypress Common Stock (as defined below) that a holder of a number of shares of Spansion Common Stock (as defined below) equal to the number of shares of Spansion Common Stock issuable upon exchange of the Notes immediately prior to the effective time of the Merger would have been entitled to receive upon the Merger. The exchange rate of the Notes immediately prior to the effective time of the Merger was 72.0929 shares of Spansion Common Stock per $1,000 principal amount of notes. Pursuant to the Supplemental Indenture, the exchange rate of the Notes immediately following the effective time of the Merger was 177.1323 shares of Cypress Common Stock per $1,000 principal amount of notes

Pursuant to the Supplemental Indenture, Cypress guarantees all of the Issuer’s obligations under the Notes pursuant thereto.

A copy of the Supplemental Indenture, attached hereto as Exhibit 4.1, is incorporated into this Item 1.01 by reference.

Restated Credit Agreement

On March 12, 2015, Cypress entered into an amendment and restatement agreement (the “Amendment and Restatement Agreement”) pursuant to which the Credit and Guaranty Agreement, dated as of June 26, 2012, by and among Cypress, the Guarantors (as defined below), the lenders from time to time party thereto (the “Lenders”), Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, JPMorgan Chase Bank, N.A. and Silicon Valley Bank, as syndication agents, and Bank of America N.A., JPMorgan Chase Bank, N.A., Royal Bank of Canada, UBS Securities LLC and Union Bank N.A., as documentation agents, was amended and restated in its entirety (as so amended and restated, the “Restated Credit Agreement”).

The Restated Credit Agreement provides for a $450,000,000 revolving credit facility (the “Revolving Credit Facility”). Cypress may request borrowings under the Revolving Credit Facility prior to March 12, 2020, on which date the Revolving Credit Facility terminates. The Restated Credit Agreement also contains an increase option permitting Cypress, subject to certain requirements, to arrange with the Lenders and/or new lenders for up to an aggregate of $250,000,000 in additional commitments, which commitments may be for revolving loans or term loans. The proceeds of the loans made under the Restated Credit Agreement may be used for working capital, acquisitions, stock re-purchases and general corporate purposes. As of March 12, 2015, $330.0 million aggregate principal amount of loans and letters of credit in an aggregate face amount of approximately $650,000 were outstanding under the Restated Credit Agreement.

The obligations under the Restated Credit Agreement are guaranteed by certain present and future wholly-owned material domestic subsidiaries of Cypress (the “Guarantors”) and secured by a security interest in substantially all assets of Cypress and the Guarantors.

The loans under the Revolving Credit Facility will bear interest, at Cypress’ option, at an adjusted base rate plus a spread of 1.25%, or an adjusted LIBOR rate plus a spread of 2.25%. Cypress is also obligated to pay other customary closing fees, arrangement fees, commitment fees, administration fees and letter of credit fees for a credit facility of this size and type.

All outstanding loans under the Revolving Credit Facility, together with all accrued and unpaid interest, are due on March 12, 2020. Cypress may prepay the loans and terminate the commitments, in whole or in part, at any time without premium or penalty.

The Restated Credit Agreement contains customary affirmative and negative covenants, including covenants that limit or restrict Cypress’ and its restricted subsidiaries’ ability to, among other things, incur indebtedness, grant liens, merge or consolidate, dispose of assets, pay dividends or make distributions, make investments or acquisitions, enter into restrictive agreements and enter into certain transactions with affiliates, in each case subject to customary exceptions for a Restated Credit Agreement of this size and type. Cypress is also required to maintain compliance with a minimum fixed charge coverage ratio and a maximum total leverage ratio.

The Restated Credit Agreement contains customary events of default such as, among others, non-payment defaults, defaults due to the inaccuracy of representations and warranties, covenant defaults, cross defaults to material indebtedness, bankruptcy and insolvency defaults, material judgment defaults, defaults due to the unenforceability of guarantees or collateral documents, ERISA defaults and a default due to a change of control. The occurrence of an event of default could result in the acceleration of all outstanding obligations under the Restated Credit Agreement. Under certain circumstances, a default interest rate will apply on all outstanding obligations during the existence of an event of default under the Restated Credit Agreement at a per annum rate equal to 2.00% above the otherwise applicable interest rate (or, in certain circumstances, the base rate).

Certain of the Lenders and their affiliates have engaged in, and may in the future engage in, other commercial dealings in the ordinary course of business with Cypress or its affiliates. They have received, or may in the future receive, customary fees and commissions for those transactions.

The foregoing description is qualified in its entirety by reference to the Amendment and Restatement Agreement, Restated Credit Agreement and the Amended and Restated Pledge and Security Agreement, which are attached as Exhibits 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, to this Current Report and are incorporated herein by reference.

Item 2.01. Completion of Acquisition or Disposition of Assets.

On March 12, 2015, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of December 1, 2014 (the “Merger Agreement”), by and among Cypress, Mustang Acquisition Corporation (“Merger Sub”), and Spansion, Merger Sub merged with and into Spansion (the “Merger”) with Spansion surviving the Merger as a wholly owned subsidiary of Cypress.

As a result of the Merger, each share of the common stock of Spansion, par value $0.001 per share (the “Spansion Common Stock”) that was outstanding immediately prior to the effective time of the Merger (the “Effective Time”) was converted into the right to receive 2.457 shares of the common stock, par value $0.01 per share, of Cypress (the “Cypress Common Stock”). No fractional shares of Cypress Common Stock will be issued in the Merger, and holders of shares of Spansion Common Stock will receive cash in lieu of any such fractional shares.

The issuance of Cypress Common Stock in connection with the Merger, as described above, was registered under the Securities Act of 1933, as amended, pursuant to Cypress’ registration statement on Form S-4 (File No. 333-201173), filed with the Securities and Exchange Commission (the “SEC”) and declared effective on February 5, 2015 (the “Joint Proxy Statement/Prospectus”).

The foregoing description of the transactions consummated pursuant to the Merger Agreement does not purport to be complete and is qualified by its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to Cypress’ Current Report on Form 8-K filed with the SEC on December 1, 2014, which is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01, “Entry into a Material Definitive Agreement,” is incorporated herein by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Pursuant to the terms of the Merger Agreement, effective as of the Effective Time, Messrs. James R. Long, J.D. Sherman and Robert Y. L. Mao resigned from the board of directors of Cypress (the “Board of Directors”) and effective as of immediately after the Effective Time Messrs. John Kispert, Ray Bingham, O.C. Kwon and Michael S. Wishart, each a Spansion director prior to the Merger, were elected to the Board of Directors to serve until the next annual meeting of Cypress or until their successors have been duly elected and qualified.

In addition, effective as of March 12, 2015, Ray Bingham was appointed the Chairman of the Board of Directors, John Kispert was appointed chairman of the Operations Committee of the Board of Directors, Ray Bingham was appointed chairman of the Nominating and Corporate Governance Committee of the Board of Directors, Steve Albrecht was appointed chairman of the Audit Committee of the Board of Directors and Eric Benhamou was appointed the chairman of the Compensation Committee of the Board of Directors.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On March 11, 2015, the Board of Directors adopted amended and restated bylaws (the “Amended and Restated Bylaws”) that became effective as of the Effective Time. The Amended and Restated Bylaws (i) integrate prior amendments to Cypress’ bylaws; and (ii) fix the authorized number of directors on the Board of Directors to eight (8) members to permit certain of the former members of the board of directors of Spansion to join the Board of Directors in connection with the Merger as described above. The Amended and Restated Bylaws are attached hereto as Exhibit 3.1 and are incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders.

Cypress held a Special Meeting of Stockholders (the “Cypress Special Meeting”) on March 12, 2015. On February 5, 2015, the record date for stockholders entitled to vote at the Special Meeting, 165,314,233 shares of the Cypress common stock were outstanding, each of which entitled the holder to one vote on each matter brought before the Cypress Special Meeting. A total of 118,771,652 shares of Cypress Common Stock were represented in person or by proxy at the Cypress Special Meeting, representing 71.85% of the shares of Cypress Common Stock issued and outstanding on the record date. For each of the proposals below, a quorum was present.

The final voting results on each of the matters submitted to a vote of the Cypresss stockholders at the Cypress Special Meeting are set forth below. Each of the proposals was approved by Cypress’ stockholders. Each proposal is described in more detail in the Joint Proxy Statement/Prospectus.

a. Proposal 1: The vote to issue shares of Cypress common stock in connection with the Merger was:

For	Against	Abstain	Broker Non-Votes
116,208,253	283,377	2,280,022	—

b. Proposal 2: The vote to approve the amendment and restatement of Cypress’ 2013 Stock Plan was:

For	Against	Abstain	Broker Non-Votes
95,812,704	20,547,119	2,411,829	—

Item 8.01. Other Events.

On March 12, 2015, Cypress and Spansion issued a joint press release announcing the final voting results of the Cypress Special Meeting and special meeting of Spansion stockholders, both held on March 12, 2015 and the consummation of the Merger. A copy of the joint press release is filed herewith as Exhibit 99.1 and is incorporated into this Item 8.01 by reference.

Item 9.01.	Financial Statements and Exhibits.

(a)	Financial Statements of Business Acquired.

The financial statements of Spansion required by this item will be filed by amendment to this Current Report on Form 8-K no later than 71 calendar days after the date this Current Report on Form 8-K is required to be filed.

(b)	Pro Forma Financial Information.

The pro forma financial information required by this item will be filed by amendment to this Current Report on Form 8-K no later than 71 calendar days after the date this Current Report on Form 8-K is required to be filed.

(c)	Exhibits.

Exhibit No.	Description

3.1	Amended and Restated Bylaws of Cypress Semiconductor Corporation.

4.1	Supplemental Indenture, dated March 12, 2015, by and between Spansion LLC, Spansion Inc., Spansion Technology LLC and the other guarantors from time to time party thereto, Cypress Semiconductor Corporation and Wells Fargo Bank, National Association, as trustee.

10.1	Amendment and Restatement Agreement, dated as of March 12, 2015, by and among Cypress Semiconductor Corporation, Cypress Semiconductor (Minnesota) Inc., Spansion Inc., Spansion LLC, Spansion Technology LLC, Spansion International AM, Inc., Spansion International Trading, Inc., the lenders party thereto, and Morgan Stanley Senior Funding, Inc., as administrative agent.

10.2	Amended and Restated Credit and Guaranty Agreement, dated as of March 12, 2015, by and among Cypress Semiconductor Corporation, the guarantors from time to time party thereto, the lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, East West Bank, Silicon Valley Bank and SunTrust Bank, as syndication agents and documentation agents, and Morgan Stanley Bank, N.A., as Issuing Bank (incorporated by reference to Exhibit 10.1).

10.3	Amended and Restated Pledge and Security Agreement, dated as of March 12, 2015, by and among Cypress Semiconductor Corporation and the other grantors from time to time party thereto, and Morgan Stanley Senior Funding, Inc., as collateral agent.

99.1	Joint Press Release issued by Cypress Semiconductor Corporation and Spansion Inc. dated March 12, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 12, 2015		CYPRESS SEMICONDUCTOR CORPORATION, a Delaware corporation

	By:	/s/ Thad Trent
Thad Trent Executive Vice President, Finance and Administration and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

3.1	Amended and Restated Bylaws of Cypress Semiconductor Corporation.

4.1	Supplemental Indenture, dated March 12, 2015, by and between Spansion LLC, Spansion Inc., Spansion Technology LLC and the other guarantors from time to time party thereto, Cypress Semiconductor Corporation and Wells Fargo Bank, National Association, as trustee.

10.1	Amendment and Restatement Agreement, dated as of March 12, 2015, by and among Cypress Semiconductor Corporation, Cypress Semiconductor (Minnesota) Inc., Spansion Inc., Spansion LLC, Spansion Technology LLC, Spansion International AM, Inc., Spansion International Trading, Inc., the lenders party thereto, and Morgan Stanley Senior Funding, Inc., as administrative agent.

10.2	Amended and Restated Credit and Guaranty Agreement, dated as of March 12, 2015, by and among Cypress Semiconductor Corporation, the guarantors from time to time party thereto, the lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, East West Bank, Silicon Valley Bank and SunTrust Bank, as syndication agents and documentation agents, and Morgan Stanley Bank, N.A., as Issuing Bank (incorporated by reference to Exhibit 10.1).

10.3	Amended and Restated Pledge and Security Agreement, dated as of March 12, 2015, by and among Cypress Semiconductor Corporation and the other grantors from time to time party thereto, and Morgan Stanley Senior Funding, Inc., as collateral agent.

99.1	Joint Press Release issued by Cypress Semiconductor Corporation and Spansion Inc. dated March 12, 2015.